Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant’s name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are results for the third quarter and nine-month period ended September 30, 2007 for Excel Maritime Carriers Ltd. (the “Company”) and Management's Discussion And Analysis Of Financial Condition And Results Of Operations for the same period. Information in this filing supercedes information filed with the SEC on November 14, 2007. Specifically, the information in this filing presents an adjustment in General and Administrative Expense Accruals, which are increased from the information filed on November 14, 2007 by $0.7 million.

Exhibit 1
EXCEL MARITIME CARRIERS LTD.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND SEPTEMBER 30, 2007 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	December 31, 2006	September 30, 2007

CURRENT ASSETS:
Cash and cash equivalents	86,289	98,620
Restricted cash	4,534	4,688
Accounts receivable trade, (net of allowance of $253 and $353, respectively)	967	692
Accounts receivable, other	1,679	446
Inventories	1,066	1,114
Prepayments and advances	1,253	1,220
Total current assets	95,788	106,780

FIXED ASSETS:
Advances for vessels acquisition (Note 5)	-	25,401
Vessels, net (Note 6)	437,418	408,015
Office furniture and equipment, net (Note 6)	983	1,472
Total fixed assets, net	438,401	434,888

OTHER NON CURRENT ASSETS:
Investment in affiliate (Note 3)	-	11,817
Goodwill	400	400
Deferred charges, net (Note 7)	4,296	7,244
Restricted cash	10,466	10,312

Total assets	549,351	571,441

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $374 and $297, respectively	32,452	29,027
Accounts payable	3,096	6,001
Due to related parties	82	1,078
Deferred revenue	1,892	2,325
Accrued liabilities	5,363	5,230
Financial Instruments (Note 8)	834	1,316
Total current liabilities	43,719	44,977

LONG-TERM DEBT, net of current portion and net of unamortized deferred financing fees of $829 and $603, respectively	185,467	160,650

COMMITMENTS AND CONTINGENCIES (Note 11)	-	-

MINORITY INTEREST	4	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 49,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,595,153 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2006 and 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at September 30, 2007 (Note 9)	197	200
Additional paid-in capital (Note 9)	182,410	190,044
Shares to be issued ( 298,403 Class A shares) (Note 4)	6,853	-
Accumulated Other Comprehensive Loss	(79)	(79)
Due from a related party (Note 4)	(2,024)	-
Retained earnings	132,993	175,838
	320,350	366,003
Less: Treasury stock (78,650 Class A shares and 588 Class B shares) at December 31, 2006 and September 30, 2007	(189)	(189)
Total stockholders’ equity	320,161	365,814
Total liabilities and stockholders’ equity	549,351	571,441

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2007
(Expressed in thousands of U.S Dollars-except for share and per share data)

	September 30,
	2006	2007

REVENUES:
Voyage revenues (Note 1)	88,469	115,999
Revenue from managing related party vessels (Note 4)	419	592
	88,888	116,591

EXPENSES:
Voyage expenses	5,147	7,355
Voyage expenses – related party (Note 4)	1,096	1,449
Vessel operating expenses	22,588	24,851
Depreciation (Note 6)	21,187	20,868
Amortization of deferred dry-docking and special survey costs (Note 7)	552	2,605
General and administrative expenses	6,085	8,730
	56,655	65,858

Gain on sale of vessel to a related party (Note 6)	-	6,194

Operating income	32,233	56,927

OTHER INCOME (EXPENSES):
Interest and finance costs	(12,985)	(10,712)
Interest income	2,821	4,039
Other, net	-	55
Total other income (expenses), net	(10,164)	(6,618)
Net income, before taxes	22,069	50,309

US Source Income taxes (Note 12)	(313)	(359)

Net income, after taxes and before minority interest and income from investment in affiliate	21,756	49,950

Minority Interest (Note 1)	10	2
Income from Investment in affiliate (Note 3)	-	813
Net income	21,766	50,765

Earnings per common share, basic	$1.09	$2.54
Weighted average number of shares basic (Note 10)	19,946,658	19,949,644
Earnings per common share, diluted	$1.09	$2.54
Weighted average number of shares diluted (Note 10)	19,946,658	19,977,878

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2007
(Expressed in thousands of U.S Dollars-except for share and per share data)

		Common Stock

	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital	Shares to be Issued

BALANCE, December 31, 2005		19,710,099	197	181,265	6,853
- Net income	21,766	-	-	-	-
- Stock-based compensation expense		-	-	690	-
- Issuance of common stock		20,380	-	225	-
Comprehensive Income	21,766
BALANCE, September 30, 2006		19,730,479	197	182,180	6,853

BALANCE, December 31, 2006		19,730,479	197	182,410	6,853
- Net income	50,765	-	-	-	-
- Issuance of common stock		298,403	3	6,850	(6,853)
- Stock-based compensation expense		-	-	784	-
-Dividends declared ($0.40 per share)		-	-	-	-
-Due from a related party		-	-	-	-
Comprehensive Income	50,765
BALANCE, September 30, 2007		20,028,882	200	190,044	-

	Accumulated Other Comprehensive Loss	Due from a related party	Retained Earnings	Total	Treasury Stock	Total Stockholders' Equity

BALANCE, December 31, 2005	-	(2,024)	101,887	288,178	(189)	287,989
- Net income	-	-	21,766	21,766	-	21,766
- Stock-based compensation expense	-	-	-	690	-	690
-Issuance of common stock	-	-	-	225	-	225
Comprehensive Income
BALANCE, September 30, 2006	-	(2,024)	123,653	310,859	(189)	310,670

BALANCE, December 31, 2006	(79)	(2,024)	132,993	320,350	(189)	320,161
- Net income	-	-	50,765	50,765	-	50,765
- Issuance of common stock	-	-	-	-	-	-
- Stock-based compensation expense	-	-	-	784	-	784
- Dividends declared ($0.40 per share)	-	-	(7,920)	(7,920)		(7,920)
- Due from a related party	-	2,024	-	2,024		2,024
Comprehensive Income
BALANCE, September 30, 2007	(79)	-	175,838	366,003	(189)	365,814

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE- MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2007
(Expressed in thousands of U.S. Dollars)

	September 30,
	2006	2007
Cash Flows from Operating Activities:
Net income	21,766	50,765
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	21,187	20,868
Amortization of deferred dry docking and special survey costs	552	2,605
Amortization of deferred financing costs	386	284
Gain on sale of vessel to a related party	-	(6,194)
Stock-based compensation expense	690	784
Minority interest	(10)	(2)
Change in fair value of financial instruments	878	482
Income from investment in affiliate	-	(813)
Changes in operating assets and liabilities:
Accounts receivable	267	1,508
Due from related parties	255	-
Inventories	(28)	(48)
Prepayments and advances	(667)	33
Accounts payable	85	2,905
Due to related parties	630	996
Accrued liabilities	(470)	(139)
Deferred revenue	(865)	433
Payments for dry docking and special survey	(3,076)	(6,352)
Net Cash provided by Operating Activities	41,580	68,115

Cash Flows from Investing Activities:
Advances for new acquisitions	-	(25,401)
Proceeds from sale of vessel to a related party	-	15,740
Investment in Oceanaut	-	(11,000)
Purchases of office furniture and equipment	(488)	(683)
Net cash used in Investing Activities	(488)	(21,344)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	15,270	-
Principal payments of long-term debt	(36,360)	(28,544)
Contributions of minority interest	7	-
Issuance of Common Stock	225	-
Payment from a related party	-	2,024
Dividend Paid	-	(7,920)
Net cash used in Financing Activities	(20,858)	(34,440)

Net increase in cash and cash equivalents	20,234	12,331
Cash and cash equivalents at beginning of period	58,492	86,289

Cash and cash equivalents at end of the period	78,726	98,620

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying interim consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries (collectively, the “Company” or “Excel”). Excel was formed in 1988, under the laws of the Republic of Liberia.  The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at September 30, 2007
	Company	Country of incorporation	Date of incorporation	Vessel-owned
1.	Centel Shipping Co. Ltd. (“Centel”)	Cyprus	May 2002	Lady
2.	Snapper Marine Ltd. (“Snapper”)	Liberia	June 2004	Marybelle
3.	Liegh Jane Navigation S.A. (“Liegh”)	Liberia	July 2004	Swift
4.	Teagan Shipholding S.A. (“Teagan”)	Liberia	November 2004	First Endeavour
5.	Fianna Navigation S.A. (“Fianna”)	Liberia	November 2004	Isminaki
6.	Ingram Limited (“Ingram”)	Liberia	November 2004	Emerald
7.	Whitelaw Enterprises Co. (“Whitelaw”)	Liberia	November 2004	Birthday
8.	Castalia Services Ltd. (“Castalia”)	Liberia	November 2004	Princess I
9.	Yasmine International Inc. (“Yasmine”)	Liberia	January 2005	Elinakos
10.	Candy Enterprises Inc. (“Candy”)	Liberia	February 2005	Renuar
11.	Barland Holdings Inc. (“Barland”)	Liberia	February 2005	Attractive
12.	Fountain Services Ltd. (“Fountain”)	Liberia	February 2005	Powerful
13.	Amanda Enterprises Ltd. (“Amanda”)	Liberia	March 2005	Happy Day
14.	Marias Trading Inc. (“Marias”)	Liberia	March 2005	Angela Star
15.	Tanaka Services Ltd. (“Tanaka”)	Liberia	March 2005	Rodon
16.	Harvey Development Corp. (“Harvey”)	Liberia	March 2005	Fortezza

Companies established to acquire vessels
	Company	Country of incorporation	Date of incorporation	Vessel to be acquired
17.	Magalie Investments Corp. (“Magalie”)	Liberia	March 2005	-
18.	Melba Management Ltd. (“Melba”)	Liberia	April 2005	-
19.	Minta Holdings S.A. (“Minta”)	Liberia	April 2005	Sibulk Integrity (tbr July M)
20.	Odell International Ltd. (“Odell”)	Liberia	April 2005	Sibulk Dedication (tbr Mairouli)
21.	Naia Development Corp. (“Naia”)	Liberia	April 2005	-

Other group companies
	Company	Country of incorporation	Date of incorporation	Activity
22.	Maryville Maritime Inc. (“Maryville”)	Liberia	August 1983	Management company
23.	Point Holdings Ltd. (“Point”)	Liberia	February 1998	Holding company

In addition, as at December 31, 2006, the Company owned 75% of the outstanding common stock of Oceaunaut Inc. (“Oceanaut”), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The remaining 25% of Oceanaut was held by certain of the Company’s officers and directors. As of December 31, 2006, the consolidated financial statements also included the accounts of such majority-owned subsidiary. Following the completion of Oceanaut’s initial public offering and the private placement in March 2007, as discussed under Note 3 below, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut and is accounted for under the equity method.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements included in the Company’s Annual report on form 20-F for the year ended December 31, 2006 filed with the Securities Exchange and Commission on June 26, 2007.

The consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The balance sheet as of December 31, 2006 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

Charterers individually accounting for more than 10% of the Company’s voyage revenues during the nine-month periods ended September 30, 2006 and 2007, are as follows:

Charterer	2006	2007
Daeyang Shipping Co Ltd.	16%	-
Deiulemar Shipping Spa.	-	10.9%
Rizzo-Bottiglieri-De Carlini Armatori S.P.A	-	10.5%

2.       Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006. There have been no material changes to these policies in the nine-month period ended September 30, 2007.

3.       Investment in affiliate:

On March 6, 2007 Oceanaut (Note 1) completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 18,750,000 units (“Units”) were sold at a price of $8.00 per Unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement to the Company, consisting of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to purchase an equivalent amount of common stock at a price of $6.00 per share, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one newly issued share of Oceanaut’s common stock and one warrant to purchase one share of common stock.

The initial public offering and the private placement generated gross proceeds in an aggregate of $161.0 million to be used to complete a business combination with a target business (Note 13). Therefore, an amount of approximately 95% of the gross proceeds or $153.6 million, after payment of certain amounts to the underwriters, is being held in a trust account until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the trust account under Oceanaut’s liquidation procedure.

In the event of liquidation, the Company has waived its right to receive distributions with respect to the 2,000,000 warrants and 500,000 of 1,125,000 units purchased in the private placement, while it will be entitled to receive the same liquidation rights as the purchasers of shares in the intial public offering with respect to the remaining 625,000 units acquired in the private placement. As such, the remaining proceeds not held in trust of approximately $700 plus an amount of up to $2,000 of the interest income to be earned on the trust account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

3.       Investment in affiliate - (continued):

In addition, in the event of a dissolution and liquidation of Oceanaut, the Company will cover any short fall in the trust account as a result of any claims by various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account up to a maximum of $75.

As of September 30, 2007, following the initial public offering and the private placement, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut, while a percentage of 4.8% is held by certain of the Company’s officers and directors. Certain officers and directors of the Company serve also as officers and directors of Oceanaut.  Additionally, the Company has agreed to make available certain office and secretarial services as may be required for a $7.5 per month.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), and amended it by issuing FIN 46R in December 2003. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

Prior to the initial public offering and private placement of shares of Oceanaut, the Company owned 75% of the outstanding common stock of Oceanaut, with the remaining 25% being held by certain of the Company's officers and directors.  As such, the financial position and results of operations of Oceanaut were included in the consolidated financial statements of the Company.  Subsequent to the initial public offering and private placement, the Company has evaluated its relationship with Oceanaut and has determined that Oceanaut is not required to be consolidated in the Company’s financial statements pursuant to FIN 46R because Oceanaut does not meet the criteria for a variable interest entity.  As such, subsequent to March 6, 2007, Oceanaut is accounted for under the equity method of accounting on the basis of the Company’s ability to influence Oceanaut’s operating and financial decisions. The Company’s investment cost, adjusted for its 18.9% ownership share of Oceanaut’s operations is reflected as Investment in affiliate in the accompanying unaudited balance sheet as at September 30, 2007

4.        Transactions with Related Parties:

(a)
Excel Management Ltd.:  On June 19, 2007, the Company received a lump sum cash payment of $2,024 that was due from Excel Management Ltd., a corporation controlled by the Company’s Chairman of the Board of Directors, Mr. Gabriel Panayotides and issued 298,403 shares of Class A common stock in accordance with a termination agreement entered into between the Company and Excel Management Ltd.  on March 2, 2005 for the termination of certain management services governed by an agreement between Excel Management Ltd. and the Company. The shares issued are subject to a two–year lock–up from their date of issuance. The amount received was reflected as a receivable and classified as a reduction of stockholders’ equity in the accompanying consolidated balance sheet at December 31, 2006.

The Company has a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. acts as the Company’s broker to provide services for the employment and chartering of the Company’s vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the nine month periods ended September 30, 2006 and 2007, amounted to $1,096 and $1,449, respectively and are separately reflected in the accompanying consolidated statements of income. Amounts due to Excel Management Ltd. as at December 31, 2006 and September 30, 2007 were $82 and $403, respectively and are included in due to related parties in the accompanying unaudited balance sheets.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

4.       Transactions with Related Parties-(continued):

(b)
Vessels under management: Maryville (Note 1) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company’s Board of Directors. The respective revenues earned for the nine-month periods ended September 30, 2006 and 2007 totaled $419 and $592, respectively, and are separately reflected in the accompanying consolidated statements of income.  Amounts due to such related companies as of December 31, 2006 and September 30, 2007 were $0 and $675, respectively and are included in due to related parties in the accompanying unaudited balance sheets.

5.       Advances for Vessels Acquisitions:

On July 16, 2007, the Company entered into two Memoranda of Agreement to acquire two Supramax bulk carriers, built in 2005 and of a total capacity of 108,773 dwt, for $63.0 million per vessel. On July 20, 2007, the Company made a 20% down payment, for $12.6 million per vessel which is included in Advances for vessels acquisitions in the accompanying consolidated unaudited balance sheet as of September 30, 2007.  The vessels are expected to be delivered to the Company in December 2007. As of September 30, 2007, remaining contracted payments for the above mentioned vessels acquisitions, due upon delivery of the vessels, amounted about $100.8 million.

6.        Fixed Assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	September 30, 2007
Vessels cost	486,395	474,418
Accumulated depreciation	(48,977)	(66,403)
Vessels, net	437,418	408,015

Office, furniture & equipment	1,186	1,869
Accumulated depreciation	(203)	(397)
Office, furniture & equipment, net	983	1,472

Total fixed assets, net	438,401	409,487

All vessels, with the exception of Lady, have been provided as collateral to secure the Company’s bank loans.

On June 3, 2006, the vessel Princess I sustained extensive hull damage over almost the full length of the hull starboard side after repeated collisions onto the quay at Port of Tubarao, Brazil, due to parting of the mooring lines in bad weather. The vessel underwent permanent repairs at Rio de Janeiro, which commenced on June 15, 2006 and were completed on July 23, 2006. The total cost of the repairs amounted to approximately $2.0 million, which were covered by an insurance policy. The claim’s outstanding balance of $1.0 million as of December 31, 2006 was collected in various dates through July 2007.

On April 27, 2007, the Company’s Board of Directors approved the sale of vessel Goldmar for $15,740, net of costs to sell to an affiliated company. The realized gain of $6,194 (net of $799 of unamortized dry-docking costs and $17 of unamortized financing costs written-off as at the date of sale), which was recognized on delivery of the vessel in May 2007, is separately reflected in the accompanying consolidated statement of income for the nine month period ended September 30, 2007.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

7.       Deferred Charges, net:

The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking and special survey costs, net of accumulated amortization. During the nine-month period ended September 30, 2007, the vessels Swift, Happy Day, Rodon ,Princess I, First Endeavour and Elinakos underwent their scheduled drydocking and special survey at a total cost of  $6,352.

8.       Financial instruments:

In July and October 2006, the Company entered into two derivative contracts, consisting of an interest rate collar (cap and floor) and an interest rate swap agreement maturing in July 2008 and July 2015, respectively. The Company entered into these financial instruments in order to partially hedge the exposure of interest rate fluctuations associated with its variable rate borrowings. These financial instruments did not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. For the nine month periods ended September 30, 2006 and 2007, realized and unrealized gains and losses per category of derivative are analyzed as follows:

Nine month period ended September 30, 2007	Realized gains (losses)	Unrealized gains (losses)	Total gains (losses)
Interest rate collar	-	(451)	(451)
Interest rate swap	227	(31)	196
	227	(482)	255

Nine month period ended September 30, 2006	Realized gains (losses)	Unrealized gains (losses)	Total gains (losses)
Interest rate collar	-	(878)	(878)
Interest rate swap	-	-	-
	-	(878)	(878)

The above realized and unrealized losses are included in Interest and finance costs in the accompanying unaudited consolidated statements of income.

9.       Changes in capital accounts:

(a) Common Stock: On June 19, 2007 the Company issued the 298,403 shares discussed under Note 4(a) of Class A common stock.

(b) Dividends: On March 7, 2007 the Company’s Board of Directors approved the implementation of a dividend policy, for the payment of quarterly dividends, commencing on the second quarter of 2007. On May 22, 2007 the Company declared a quarterly dividend of $0.20 per share, which was paid on June 15, 2007 to stockholders of record on June 1, 2007. In addition, on August 13, 2007 the Company declared a quarterly dividend of $0.20 per share, which was paid on September 10, 2007 to stockholders of record on August 31, 2007.

(c) Stock-based compensation: As of December 31, 2006, the Company had outstanding 100,000 options granted to its Chief Executive officer on October 5, 2004 to purchase Class A common shares at an exercise price of $31.79, representing the closing price of the Company’s common stock at the grant date less a discount of 15%.  All stock options granted vest on the third anniversary of the date upon which the option was granted and expire on the fifth anniversary of the date upon which the option was granted, The weighted-average remaining contractual life of options outstanding at September 30, 2007 is approximately 2.0 years. The stock options granted are recognized as expense over the options’ vesting period based on their fair values on the grant date. The stock options vested on October 5, 2007.  During the nine-month period ended September 30, 2007, the Company granted to its executive officers and its chairman of the Board of Directors a bonus of $167.5 in the form of restricted stock awards vested over a period of two years, of which 50% will be vested on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the stock grant was awarded. The granted restricted stock is recognized as expense over the vesting period based on its fair value on the grant date.  During the nine-month periods ended September 30, 2006 and 2007 the compensation expense in connection with all stock-based employeecompensation awards amounted to $690 and $784 respectively and is included in General and Administrative expenses in the accompanying consolidated statements of income.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

10.     Earnings per share:

Earnings per share have been calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The following dilutive securities are included in shares outstanding for purposes of computing diluted earnings per share:

•	Stock options granted to the Chief Executive Officer and.
•	Restricted stock outstanding under the Company’s 2006 Incentive Plan as both discussed under Note 9 above.

The Company had no other dilutive securities for the nine month periods ended September 30, 2006 and 2007. All shares participate equally in dividends distributions. The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	September 30, 2006	September 30, 2007
Class A common stock
Weighted average common shares outstanding, basic	19,814,906	19,814,906
Add: Dilutive effect of non-vested shares	-	28,234
Weighted average common shares outstanding, diluted	19,814,906	19,843,140

Class B common stock
Weighted average common shares outstanding, basic and diluted	131,752	134,738
Weighted average common shares outstanding, basic	19,946,658	19,949,644
Weighted average common shares outstanding, diluted	19,946,658	19,977,878

11.    Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

12.    Income Taxes:

United States source income tax accrued for the nine-month periods ended September 30, 2006 and 2007 amounted to $313 and $359, respectively. Based on the Company’s expectation that, apart from the above mentioned US source income tax, it will not be liable for income taxes, the adoption, effective January 1, 2007 of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes- An interpretation of FASB Statement No. 109”, did not have any effect on the Company’s 2007 interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

13.   Subsequent Events:

(a)
On October 10, 2007, the Company completed its offering of $125,000,000 aggregate principal amount of Convertible Senior Notes due 2027 subsequent to which, the initial purchaser exercised in full its option to acquire an additional $25,000,000 of the notes solely to cover over-allotments. The notes will be convertible into cash, shares of Company’s Class A Common stock or a combination of cash and Class A Common stock, at Company’s option. The notes will bear interest semi-annually at a rate of 1.875% per annum, commencing on April 15, 2008. The notes will be convertible at a base conversion rate of approximately 10.9529 shares of Class A common stock per $1,000 principal amount of notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 shares of Class A Common stock per $1,000 principal amount of notes. The notes will be due October 15, 2027. The net proceeds to the Company from the offering were approximately $145.7 million, after deducting the initial purchaser’s discount and estimated offering expenses of approximately $4.3 million. The Company plans to use the net proceeds for general corporate purposes, which may include potential vessel acquisitions and repayment of debt.

(b)
On October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it has agreed to purchase, for an aggregate purchase price of $700 million in cash, nine dry bulk vessels from companies associated with members of the Restis family, including four secondhand vessels and five newbuildings. In addition, Oceanautalso entered into a separate definitive agreement pursuant to which it has agreed to issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in a private placement by separate companies associated with members of the Restis familyraising $82.5 million.  In addition, it is intended that, after the closing of the transaction, Maryville will provide technical management services to Oceanaut’s fleet. Following the completion of the fleet acquisition and investment,as described above, the Company will maintain 13.3% or 16.7% (including officers and directors). Oceanaut’s acquisition of the fleet of dry bulk carriers and the issuance of its common stock in exchange for $82.5 million investment are conditioned upon the consummation of such other transaction and are eachsubject to the approval of Oceanaut’s stockholders

(c)
On October 15, 2007, Maryville has amended the lease agreement of March 2007, for the rental of itsoffice premises with an unrelated partyin order to increase the leased space. Based on the amended lease agreement of October 2007, the monthly rental will increase by approximately $15.8 (Euro 11,000) to $55 (Euro38,000) adjusted annually for inflation increase plus an additional 1.5%.  The duration of the lease agreement remains as per lease amendment dated March 2007 which provided that the term of the lease is extended for nine years effective February 2006 through February 2015, while the monthly rental after February 2009 will be renegotiated.

(d)
On October18,2007, the shareholders of the Company, during the annual general shareholders’ meeting approved the adoption of an amendment to the Articles of Incorporation increasing the number of authorized Class A common stock from 49,000,000 to 100,000,000 shares.

(e)	On November 13, 2007, the Company declared a dividend of $0.20 per share, payable on December 11, 2007 to shareholders of record as of November 30, 2007.

(f)
On November 27, 2007, Minta and Odell entered into a a loan agreement for an amount of $75.6 million in order to partly finance the acquisition cost of the two supramax vessels (Note 5). The loan will be payable in sixty consecutive quarterly installments plus a ballon installment payable together with the last installment from March 2008 through December 2022 and bears interest at Libor plus a margin.

(g)	On December 11 and 14, 2007, vessels Mairouli and July M, respectively, were delivered to the Company.

(h)
On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana Maritime Limited (“Quintana”) and Bird Acquisition Corp. (the “Merger Sub”), a direct wholly-owned subsidiary of the Company.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Quintana, with Quintana as the surviving corporation (the “Merger”). In the Merger, each share of common stock of Quintana, other than (a) those shares held in the treasury of Quintana, (b) those shares owned by the Company or Merger Sub or (c) those shares with respect to which dissenters rights are properly exercised, will be converted into the right to receive (i) 0.4084 of a share of the common stock of the Company and (ii) $13.00 in cash, without interest (collectively, the “Merger Consideration”). In the event the average closing price of the common stock of the Company during the 15 trading day period ending before the effective time of the Merger exceeds $45.00 per share, the stock portion of the Merger Consideration will be adjusted so that the total Merger Consideration equals $31.38. The per share stock portion of the Merger Consideration will be reduced if Quintana pays any dividend after the date of the Merger Agreement in an amount equal to such per share dividend payments. In addition, each outstanding restricted stock award subject to vesting or other lapse restrictions will vest and become free of such restrictions and the holder thereof will receive the Merger Consideration with respect to each share of restricted stock held by such holder.  The Merger is subject to customary closing conditions, including the receipt of financing, approval of Quintana's stockholders and receipt of regulatory approvals.

The Merger Agreement contains certain termination rights for both the Company and Quintana, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Quintana a termination fee of either $62.0 million or $93.0 million, depending on the circumstances of the termination, and in other circumstances, Quintana may be required to pay the Companya termination fee of either $62.0 million or $93.0 million, depending on the circumstances of the termination.

In anticipation of the Merger, the Companyhas received a commitment letter (the “Commitment Letter”) from a group of banks (the “Arrangers”) to provide up to $1.4 billion in senior secured financing to the Company (the “Credit Facility”) in order to (i) refinance the indebtedness of certain vessels currently owned by the Companyand certain vessels to be acquired in the Merger (the “Vessels”) and to pay the fees and expenses related thereto, (ii) finance some or all of the cash portion of the Merger and (iii) provide for working capital, capital expenditures and general corporate purposes.

The Credit Facility will consist of a $1.0 billion term loan and a $400.0 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the “Financing Agreement”) and related documentation. The term loan shall amortize in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans.

The Credit Facility will be guaranteed by certain direct and indirect subsidiaries of the Company (the “Guarantors”), and the security for the Credit Facility will include  (i) mortgages on, and assignments of insurances and earnings with respect to, each of the Vessels and (ii) a pledge of shares in the Guarantors and certain other material subsidiaries of the Company.

The commitments of the Arrangers are subject to, among other things, the negotiation and execution of the Financing Agreement and the absence since the date of the Commitment Letter of a material change in the loan syndication market for credits of this type that causes the failure of a syndication of at least 60% of the total commitments. In addition, the commitments of the Arrangers shall terminate no later than June 30, 2008, if the Financing Agreement has notbeen entered into by such date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We, Excel Maritime Carriers Ltd., are a shipping company specializing in the world-wide seaborne transportation of dry bulk cargoes including among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks.” We were incorporated under the laws of the Republic of Liberia on November 2, 1988 and our Class A common stock trades on the New York Stock Exchange (NYSE) under the symbol EXM.

As of September 30, 2007, our fleet consisted of 16 dry bulk carriers, comprised of ten Panamax bulk carriers and six Handymax bulk carriers, with a total cargo carrying capacity of 960,249 dwt.

In July 2007, we entered into agreements to acquire two Supramax bulk carriers expanding the fleet to 18 vessels with an aggregate carrying capacity of 1,074,022 dwt and an average fleet age of 12.9 years. We agreed to acquire a 2005 built, 55,567 dwt vessel and a 2005 built, 53,206 dwt vessel, both with expected delivery in the fourth quarter of 2007 to be renamed to M/V July M and M/V Mairouli, respectively.

We actively manage the deployment of our fleet between the spot charter market (through voyage charters and short-term time charters), which generally last from one to three months and long-term time charters, which can last up to several years.  A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon amount per ton of cargo shipped.  Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs.  Short and long-term time charters are generally contracts to charter a vessel for a fixed period of time at a set daily rate.  Under time charters, however, the charterer pays voyage expenses such as port, canal and fuel costs, while we are responsible for paying such costs under voyage charters.  Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for brokers’ commissions.  We are also responsible for each vessel’s intermediate and special survey costs.

Factors Affecting our Results of Operation

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Available days.  Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

•
Calendar days.  Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

•
Fleet Utilization.  Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by calendar days for the relevant period.

•
Time Charter Equivalent (TCE).  Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, and time charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the nine-month periods ended September 30, 2006 and 2007 (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and available days).

	Nine months ended September30,
	2006	2007
Voyage revenues	$88,469	$115,999
Less: voyage expenses	(6,243)	(8,804)
Time charter equivalent revenues	$82,226	$107,195
Available days	4,414	4,187
Time charter equivalent (TCE) rate	$18,628	$25,601

The following table reflects available days, calendar days, fleet utilization and TCE rates for the nine-month periods ended September 30, 2006 and 2007.

	Nine months ended September 30,
	2006	2007
Available days	4,414	4,187
Calendar days	4,641	4,497
Fleet utilization	95%	93%
Time charter equivalent	$18,628	$25,601

Results of Operations

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

Revenues from Vessels.  Revenues increased by $27.7 million, or 31.2% to $116.6 million for the nine months ended September 30, 2007, compared to $88.9 million for the same period in 2006. This increase was a direct result of the increase in hire and freight earned under time charter and voyage chartercontracts, respectively for the nine months ended September 30, 2007 as compared to the same period in 2006.

Voyage Expenses. Voyage expenses and related party voyage expenses, which primarily consist of  port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers, that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased by $2.6 million, or 42%, to $8.8 million for the nine months ended September 30, 2007, compared to $6.2 million for the same period in 2006. This increase is primarily due to the increase in commissions by $1.9 million or 31.1% from $8.0 million for the nine-months period ended September 30, 2007 as compared to $6.1 million for the same period in 2006.

Vessel Operating Expenses.  Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $2.3 million, or 10.2%, to $24.9 million for the nine months ended September 30, 2007 compared to $22.6 million for the same period in 2006. Daily vessel operating expenses increased by $659, or 13.5%, to $5,526 for the nine months ended September 30, 2007, compared to $4,867 for the same period of 2006. This increase is primarily due to increased cost of repairs and spares and increased crew costs due to the annual pay increases.

The following table reflects the calculation of our Daily vessel operating expense for the nine-month periods ended September 30, 2006 and 2007 (amounts in thousands of U.S. dollars, except for Daily vessel operating expense, which is expressed in U.S. dollars, and calendar days).

	Ninemonths ended September30,
	2006	2007
Vessel operating expenses	$22,588	$24,851
Calendar days	4,641	4,497
Daily vessel operating expenses	$4,867	$5,526

Depreciation and Amortization. Depreciation and amortization, which includes depreciation of vessels, depreciation of office furniture and equipment, as well as amortization of dry docking and special survey costs increased by $1.8 million, or 8.3% to $23.5 million for the nine months ended September 30, 2007 compared to $21.7 million for the same period in 2006.

General and Administrative Expenses. General and administrative expenses, increased by $2.6 million, or 42.6%, to $8.7 million for the nine months ended September 30, 2007 compared to $6.1 million for the same period in 2006. This increase is primarily due to the increase in the overall level of salaries and bonuses granted.

Gain on sale of vessels. The results for the ninemonths ended September 30, 2007 included a gain of $6.2 million resulted from the sale of vessel Goldmar to a related party.

Interest and finance costs, net.  Net interest cost amounted to $6.7 million for the nine months ended September 30, 2007 as compared to $10.2 million for the same period in 2006, a decrease of $3.5  million.  This change is primarily attributed to the decrease in outstanding long term debt during the first nine months of 200 as a result of principal repayments, the realized and unrealized gains from derivative intruments of $0.3 million related to interest rate swaps and the increase of interest income.

U.S.source income taxes. US Source income taxes amounted to $0.4 million for the nine months ended September 30, 2007 compared to $0.3 million for the same period in 2006.

Liquidity and Capital Resources

The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations and proceeds from assets sales, bank indebtedness and sales of equity securities have historically been the main source of liquidity and have been sufficient to cover all requirements.

The Company believes that based upon current levels of vessels’ employment and cash flows from operations, it will have adequate liquidity to make required payments of principal and interest on the Company's debt and fund working capital requirements at least through December 31st, 2008.

Historically our principal source of funds has been equity provided by our Stockholders, including our offerings of our Class A common stock completed on December 13, 2004 and March 17, 2005, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our practice has been to acquire drybulk vessels using a combination of cash on hand, funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer second hand drybulk vessels and the selective sale of our older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favourable terms.

Operating Activities

The net cash from operating activities increased by $26.5 million to $68.1 million during the nine month period ended September 30, 2007, compared to net cash from operating activities of $41.6 million during the same period of 2006. This increase is primarily attributable to an increase in voyage revenues driven by an increase in hire and freight earned under time charter and voyage charter contracts.

Investing Activities

The net cash used in investing activities was $21.3 million during the nine-month period ended September 30, 2007, which is a result of (i) $11.0 million, representing the cash paid in connection with the private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant that Oceanaut and the Company consummated prior to the closing of Oceanaut’s initial public offering, (ii) the acquisition of office furniture and equipment of $0.7 million (iii) the sale proceeds of vessel Goldmar of $15.7 million and (iv) the advances for new acquisitions of $25.4 million. Net cash used in investing activities for the nine months ended September 30, 2006 was $0.5 and related to the acquisition of office furniture and equipment.

Financing Activities

The net cash used in financing activities was $34.4 million for the nine months ended September 30, 2007, compared to net cash used in financing activities of $20.9 million during the same period in 2006. This increase was attributed mainly to a $28.5 million decrease in our long term debt as a result of principal repayments and to a $7.9 million dividend payment offset by collection of a $2.0 million receivable from a related party to us for the issuance of stock. During the first nine months of 2006 we paid $36.4 million of loan principal while, during the same period restricted cash required by our loan covenants decreased by $15.3 million.

Recent Developments

On January 29, 2008, we entered into an Agreement and Plan of Merger with Quintana Maritime Limited (“Quintana”) and Bird Acquisition Corp. (the “Merger Sub”), a direct wholly-owned subsidiary of Excel.

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Quintana, with Quintana as the surviving corporation (the “Merger”). In the Merger, each share of common stock of Quintana, other than (a) those shares held in the treasury of Quintana, (b) those shares owned by the Company or Merger Sub or (c) those shares with respect to which dissenters rights are properly exercised, will be converted into the right to receive (i) 0.4084 of a share of ourcommon stock and (ii) $13.00 in cash, without interest (collectively, the “Merger Consideration”). In the event the average closing price of our common stock during the 15 trading day period ending before the effective time of the Merger exceeds $45.00 per share, the stock portion of the Merger Consideration will be adjusted so that the total Merger Consideration equals $31.38. The per share stock portion of the Merger Consideration will be reduced if Quintana pays any dividend after the date of the Merger Agreement in an amount equal to such per share dividend payments. In addition, each outstanding restricted stock award subject to vesting or other lapse restrictions will vest and become free of such restrictions and the holder thereof will receive the Merger Consideration with respect to each share of restricted stock held by such holder.  The Merger is subject to customary closing conditions, including the receipt of financing, approval of Quintana's stockholders and receipt of regulatory approvals.

The Merger Agreement contains certain termination rights for both us and Quintana, and further provides that, upon termination of the Merger Agreement under specified circumstances, we may be required to pay Quintana a termination fee of either $62.0 million or $93.0 million, depending on the circumstances of the termination, and in other circumstances, Quintana may be required to pay us a termination fee of either $62.0 million or $93.0 million, depending on the circumstances of the termination.

In anticipation of the Merger, we have received a commitment letter (the “Commitment Letter”) from a group of banks (the “Arrangers”) to provide us up to $1.4 billion in senior secured financing (the “Credit Facility”) in order to (i) refinance the indebtedness of certain vessels currently owned by us and certain vessels to be acquired in the Merger (the “Vessels”) and to pay the fees and expenses related thereto, (ii) finance some or all of the cash portion of the Merger and (iii) provide for working capital, capital expenditures and general corporate purposes.

The Credit Facility will consist of a $1.0 billion term loan and a $400.0 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the “Financing Agreement”) and related documentation. The term loan shall amortize in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans.

The Credit Facility will be guaranteed by certain direct and indirect subsidiaries of the Company (the “Guarantors”), and the security for the Credit Facility will include  (i) mortgages on, and assignments of insurances and earnings with respect to, each of the Vessels and (ii) a pledge of shares in the Guarantors and certain other material subsidiaries of Excel.

The commitments of the Arrangers are subject to, among other things, the negotiation and execution of the Financing Agreement and the absence since the date of the Commitment Letter of a material change in the loan syndication market for credits of this type that causes the failure of a syndication of at least 60% of the total commitments. In addition, the commitments of the Arrangers shall terminate no later than June 30, 2008, if the Financing Agreement has not been entered into by such date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: February 8, 2008	By:	/s/ Elefteris Papatrifon
Elefteris Papatrifon
Chief Financial Officer

SK 02545 0001 853378